SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2003

EKSPORTFINANS ASA
(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40 F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

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SIGNATURES
EXHIBIT INDEX
PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 9, 2003		EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN Name: Tor F. Johansen Title: President and Chief Executive Officer

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EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated May 9, 2003.	4

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PRESS RELEASE

May 9, 2003

Good first quarter for Eksportfinans

–     Despite concerns for the state of Norwegian industry, Eksportfinans has experienced a rise in the number of applications in the course of the first quarter of 2003 compared with the same period last year, says Tor F. Johansen, President and CEO of Eksportfinans ASA.

He thinks the main reason might be that with traditional market possibilities decreasing, exporters have to concentrate on the more difficult projects that to a greater extent require financing.

FIRST QUARTER RESULTS The Eksportfinans Group had a pre-tax profit of NOK 84 million in the first quarter of 2003. This is NOK 6 million higher than in the corresponding period last year. At 31 March 2003 the group’s assets totalled NOK 99.7 billion, compared with NOK 92.6 million a year ago. The group’s capital adequacy rate was 19.1 percent.

LENDING In the first quarter of 2003 the Eksportfinans group disbursed new loans for a total of NOK 3.9 billion kroner, compared with NOK 1.7 billion in the same period last year. Export credits and internationalization loans made up NOK 972 million of the total disbursements, compared with NOK 760 million during the corresponding period in 2002. New loans to the local government sector through Eksportfinans’ subsidiary company Kommunekreditt Norge AS totalled NOK 2.9 billion kroner in the first quarter, compared with NOK 966 million kroner in the same period in 2002. Kommunekreditt has increased its total lendings by NOK 6 billion during the last year, to NOK 30 billion by the end of the first quarter.

FUNDING In the course of the first quarter Eksportfinans conducted 33 long-term funding transactions. Total amount paid in was NOK 5 billion kroner, and the average term of the borrowings was four years.

The complete half-year report and further information about Eksportfinans is available on www.eksportfinans.no.

Contact persons:
Tor F. Johansen, President and CEO, ph. +47 2201 2201, tj@eksportfinans.no
Elise Lindbæk, Head of Info, ph. +47 2201 2201, el@eksportfinans.no

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